Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change February 15, 2010
Item 3	News Release The news release dated February 15, 2010 was disseminated through Marketwire’s Canada and US Investment and Continental Europe Disclosure Networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported that the underwriters of its recently announced public offering (the “Offering”) have exercised in part their over-allotment option and will purchase an additional 846,402 common shares at US$17.00 per share.  The option was granted pursuant to the Offering of approximately 5.9 million common shares, at an offering price of US$17.00 per share, which is expected to close on February 18, 2010.  The gross proceeds from the exercise of the over-allotment option will total approximately US$14.4 million, increasing the size of the Offering to approximately US$114.4 million.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated February 15, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 16th day of February, 2010

February 15, 2009	News Release 10-06

SILVER STANDARD ANNOUNCES EXERCISE OF
OVER-ALLOTMENT OPTION

VANCOUVER, B.C. -- Silver Standard Resources Inc. (TSX:SSO) (NASDAQ:SSRI) (“the Company”) reports that the underwriters of its recently announced public offering (the “Offering”) have exercised in part their over-allotment option and will purchase an additional 846,402 common shares at US$17.00 per share.  The option was granted pursuant to the Offering of approximately 5.9 million common shares, at an offering price of US$17.00 per share, which is expected to close on February 18, 2010.  The gross proceeds from the exercise of the over-allotment option will total approximately US$14.4 million, increasing the size of the Offering to approximately US$114.4 million.

The Company intends to use the net proceeds from the Offering to fund the exploration on and development of mineral properties, for working capital requirements, to repay indebtedness outstanding from time to time or for other general corporate purposes.

UBS Securities Canada Inc. is acting as lead manager and sole book runner of the Offering. BMO Capital Markets, CIBC World Markets, Credit Suisse, Dahlman Rose & Company, Deutsche Bank Securities, Morgan Stanley, Scotia Capital, Griffiths McBurney Corporation, National Bank Financial Inc. and Salman Partners Inc. (or their respective affiliates) acted as co-managers on the Offering.

A copy of the final prospectus supplement and the amended and restated short form base shelf prospectus may be obtained in Canada from UBS Securities Canada Inc. at 161 Bay Street, Suite 4100, Toronto, Ontario M5J 2S1 (416-364-2201 telephone) or in the United States from UBS Securities LLC at 299 Park Avenue, New York, NY 10171 (212-821-3000 telephone).

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward Looking Statements: Statements in this news release relating to the final prospectus supplement and the corresponding filing in the United States, the closing of the Offering and the anticipated use of proceeds are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the need to satisfy the conditions set forth in the underwriting agreement relating to the offering; the need to satisfy regulatory and legal requirements with respect to the offering; the Company's ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; uncertainty of production and cost estimates for the Pirquitas Mine; the Company’s history of losses and expectation of future losses; changes in prices for the Company's mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the Company may carry on business; technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's filings with the Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

(SOURCE: Silver Standard Resources Inc.)

Contact:

Silver Standard Resources Inc.
Paul LaFontaine
Director, Investor Relations
N.A. Toll Free: 1-888-338-0046 or Direct: (604) 484-8212
Email: invest@silverstandard.com